ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

April 16, 2010
Paul M. Kinsella
617-951-7000
617-951-7050 fax
paul.kinsella@ropesgray.com

VIA EDGAR AND FACSIMILE

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                               Genzyme Corporation

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed March 31, 2010

File No. 0-14680

Dear Ms. Duru,

On behalf of Genzyme Corporation, a Massachusetts corporation (the “Company”), we are writing in response to the comment letter, dated April 13, 2010 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced amendment no. 2 to its preliminary proxy statement on Schedule 14A, filed on March 31, 2010 (“Amendment No. 2”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Concurrently herewith, the Company is filing a third amendment to its preliminary proxy statement (“Amendment No. 3”) incorporating the revisions described in this letter.  Please note that there are additions to Amendment No. 3 with regard to the appointment of Ralph V. Whitworth as a director of the Company on April 14, 2010.  For your convenience, a courtesy copy of this letter and Amendment No. 3, which has been marked to show changes from Amendment No. 2, are being delivered to you.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Company.  Page numbers and other similar references used in the Staff’s comments below refer to Amendment No. 2; page numbers and other similar references used in the Company’s responses refer to Amendment No. 3, unless otherwise noted.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 3.

General

1.                                      We remind you of prior comment 3 of our letter dated March 18, 2010.  We refer to the news article at http://www.foxbusiness.com/story/markets/industries/technology/icahns-board-push-genzyme-hit-antitrust-snag/ quoting statements provided by Mr. Peter Wirth, executive vice president of Genzyme and stating that “Genzyme believes its competition with Biogen meets the [Clayton Act’s] threshold for what is not allowed” under the Act.  Similar statements regarding the company’s belief that the election of two of the Icahn nominees would violate the Clayton Act are attributed to the company in the Wall Street Journal Article at http://online.wsj.com/article/SB1000142405270230359120457517026 1738319340.html. It would appear that statements made by Mr. Wirth and the company that comment upon the Icahn nominees are soliciting materials that should have been filed under cover of Schedule 14A on the date of first use.  Please refer to Rule 14a-6(b) and (c) and make the requisite filings.

Company Response:  The Company respectfully submits that it does not believe the news articles identified in Comment No. 1 are soliciting materials that are required to be filed under cover of Schedule 14A.  We note that Section II(C)(1) of the adopting release No. 33-7760; 34-42055; IC-24107, “Regulation of Takeovers and Security Holder Communications,” dated October 22, 1999, states that:

“We are revising Rule 14a-12, substantially as proposed, to permit both written and oral communications before the filing of a proxy statement so long as all written communications related to the solicitation are filed on the date of first use.  This is the same filing requirement adopted for the communications exemption under the Securities Act.  This exemption is not limited to business combination transactions, but is available regardless of the subject matter of the solicitation. Oral communications do not need to be reduced to writing and filed. In revising Rule 14a-12, we retain substantially all the proposed conditions to reliance on the exemption. These conditions are that no form of proxy is furnished until a proxy statement is delivered, the obligation to disclose participant information, and the requirement to file all written communications with a prominent legend advising security holders to read the proxy statement.” (Emphasis added)

The Company notes that Mr. Wirth’s comments in the news articles noted in Comment No. 1 were all based on oral communications Mr. Wirth provided to Dow Jones News Service (“Dow Jones”).  The Company has confirmed that Dow Jones requested the interview with Mr. Wirth in order to get quotes for its news article, and Mr. Wirth only provided oral comments.  The Company did not arrange for Dow Jones to interview Mr. Wirth, and the Company does not control Dow Jones.  The Company does not believe that a news article written by an independent journalist who is not a participant in the Company’s solicitation of proxies should be considered written soliciting material of the Company merely based on the fact that the article contains quotes based on oral statements made by a Company official upon an inquiry by the journalist.  Mr. Wirth has advised us that he did not provide any comments to either of the news sources identified in Comment No. 1.  Statements in the news articles about the Company’s views that are not direct quotes of Mr. Wirth appear to be written by the authors of the articles based on oral communications from Mr. Wirth and should not be construed as written communications made by the Company.  Since the Company is not obligated to reduce its oral communications to writing and file them, the Company should not be obligated to file its oral communications reduced to writing by an independent journalist.

The Company further submits that the Staff’s guidance with regard to written communications under Rule 425 under the Securities Act of 1933, as amended, set forth in Section A, Question 14 to the Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, dated July 2001, indicates that merely being quoted in a news article does not result in such article being a written communication by a party to a transaction, unless such party controls, arranges or pays, for an article to be published, or disseminates the article:

Q: If a company official is quoted in a newspaper or other media article regarding a business combination, is the company required to file the article under Rule 425? Suppose an article is published based on a company press conference or an in-depth interview with a company official?

A: Articles that merely quote a company official discussing a business combination transaction would not be viewed as a written communication by a party to the transaction or a person acting on their behalf. This is true even if the article is based on a public communication by the company such as a press conference. The article is viewed as a communication by someone other than a party to the transaction or a person acting on behalf of a party.

In contrast, if a party to the transaction controls or arranges for an article to be published, pays for the article to be published, or disseminates the article (for example, by placing the article on the party’s website as discussed in the following question), the article would be a written communication that must be filed under Rule 425. For example, if a company official gives an in-depth interview with a member of the press with the understanding that the interview will be published substantially verbatim, the interview would need to be filed by the company.

Although the Staff’s guidance is related to written communications in the context of business combinations, the Company believes that the news articles quoting Mr. Wirth are analogous to the news articles regarding a business combination that are discussed in the Telephone Interpretations.  The Company confirms that it has not controlled, arranged for or paid for the publication of the articles mentioned in Comment No. 1 or the Dow Jones articles, and has not disseminated those articles and therefore, the Company believes it is not obligated to file such news articles under cover of Schedule 14A.  As noted above, all of Mr. Wirth’s quotes were derived from an article written by Dow Jones and Dow Jones approached Mr. Wirth for his comments.  The Company does not control Dow Jones and did not arrange or pay for Dow Jones to write the article that served as a basis for the two articles mentioned in Comment No. 1.

Rule 14a-12(c)(2) provides filing requirements for reprints or reproductions used as soliciting materials.  Where the Company has used reprints or reproductions of news articles as soliciting materials, the Company has filed such articles under cover of Schedule 14A.  The Company does not believe the prevailing practice is to file news articles where participants are merely quoted.  We note that Carl Icahn has been quoted commenting on the Company in news articles at http://www.marketwatch.com/story/icahn-aims-to-fix-genzyme-alludes-to-sale-2010-02-23 and http://www.thestreet.com/story/10687508/icahn-scolds-genzyme-biobuzz.html, but has not filed such news articles as soliciting materials under cover of Schedule 14A.

PRER 14A filed March 31, 2010

2.                                      Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Please provide further support for disclosure in the letter to shareholders disclosing the participants’ view that the election of the Icahn nominees is not in the best interest of shareholders.  In this regard, we note statements that appear to be attributable to the company regarding potential Clayton Act violations as referenced in our prior comment.  It would appear that the participants’ view advising against election of the Icahn nominees is in part based on information regarding potential Clayton Act violations.  Accordingly, please revise to include disclosure in the proxy statement that succinctly delineates any such concerns.  Supplementally, please provide us with quantitative data supporting the views attributed to the company that the election of Messrs. Denner and Mulligan could trigger Section 8 of the Clayton Act.  We may have further comment.

Company Response:  The Company has deleted the language “We do not believe that this is in your best interests, and” on page 1 of Amendment No. 3, such that the sentence reads “We do not endorse the election of any of the Icahn Entities’ potential nominees as director.”  The Company does not believe it is required to discuss in its proxy statement the potential Clayton Act violations referenced in Comment No. 1.  Rule 14a-9(a) states:

“No solicitation subject to this regulation shall be made by means of any proxy statement . . . which omits to state any material fact necessary in order to make the statements therein not false or misleading”

The Company respectfully submits that no disclosure in Amendment No. 3 is rendered false or misleading by failure to address the potential Clayton Act violation in Amendment No. 3.  The Company does not believe it is required to discuss the dissident nominees in its proxy statement, other than to note that the Company is engaged in a proxy contest.

Notwithstanding the above, the Company has elected to provide the Staff with the following information related to the potential violation of Section 8 of the Clayton Act if Dr. Denner or Dr. Mulligan is elected to the Company’s board.

Under Clayton Act §8(a)(2)(A), interlocking board memberships are not prohibited if the competitive sales of either corporation are less than $2,584,100.(1)  Under Clayton Act §8(a)(2)(B), interlocking board memberships are not prohibited if the competitive sales of either corporation are less than 2% of that corporation’s total sales.  Under Clayton Act §8(a)(2)(C), interlocking board memberships are not prohibited if the competitive sales of each corporation are less than 4% of that corporation’s total sales.

The Company confirms that none of the exemptions are applicable.

The Company’s market data shows that the following products compete with Biogen Idec’s Rituxan in the following disease areas: (1) Campath in non-Hodgkin’s lymphoma, Hodgkin’s lymphoma, chronic lymphocytic leukemia and solid organ transplant; (2) Fludara in non-Hodgkin’s lymphoma and chronic lymphocytic leukemia; (3) Leukine in non-Hodgkin’s lymphoma; (4) Clolar in acute lymphoblastic leukemia; and (5) Thymoglobulin in solid organ transplant, graft vs. host disease and aplastic anemia.

The Company’s total sales in 2009 were $4.52 billion.  Accordingly, 2% of its total 2009 sales is $90.3 million.  Although the Company does not publicly disclose revenue for each of these products individually, the Company confirms that sales of the products listed above in the competitive indications total well in excess of the 2% threshold, as well as the $2,584,100 threshold.

According to public filings, Biogen Idec’s total sales in 2009 were $4.38 billion.  Accordingly, 4% of its total 2009 sales is $175.1 million.  Specific sales data for Rituxan in only the competitive disease areas does not appear to be publicly disclosed by Biogen Idec; however, the Company’s analysis of market data confirms sales well in excess of the 4% threshold.  Biogen Idec recorded Rituxan revenue in 2009 of over $1 billion.  Since Biogen Idec’s sales of Rituxan exceed the 4% threshold, they would also exceed the 2% and $2,584,100 thresholds.

Furthermore, the Company believes that Rituxan may compete with the following Company products in the following disease areas: Clolar in acute myeloid leukemia; Leukine in acute myeloid leukemia; and Mozobil in non-Hodgkin’s lymphoma, Hodgkin’s lymphoma, and multiple myeloma.  Competition in these additional indications would represent additional competitive sales.

*    *    *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges, on behalf of itself and the participants in its solicitation, the Staff’s position that (i) the participants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the participants may not assert the

(1) Although Clayton Act §8(a)(2)(A) provides a $1,000,000 threshold, the Clayton Act provides that the amount is adjusted annually to reflect changes in the gross national product.  The adjusted amount is currently $2,584,100.

Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (617) 951-7921.

Best regards,

/s/ Paul M. Kinsella

Paul M. Kinsella
Ropes & Gray LLP

Enclosures